UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CPI Corp.

(Name of Issuer)

Common Stock, $.40 par value per share

(Title of Class of Securities)

125902106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125902106

1.	Names of Reporting Persons Sheffield Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 97,892

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 97,892

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,892

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.53%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 125902106

1.	Names of Reporting Persons Sheffield Institutional Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 221,709

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 221,709

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 221,709

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.46%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 125902106

1.	Names of Reporting Persons Sheffield International Partners, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 185,036

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 185,036

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,036

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.89%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 125902106

1.	Names of Reporting Persons Sheffield Asset Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 504,637

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 504,637

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 504,637

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.87%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer CPI Corp
	(b)	Address of Issuer’s Principal Executive Offices 1706 Washington Avenue St. Louis, Missouri 63103-1790

Item 2.
(a)

Name of Person Filing
This statement is being filed by Sheffield Partners, L.P. (“SPLP”), Sheffield Institutional Partners, L.P. (“SIPLP”), Sheffield International Partners, Ltd. (“SIPLTD”) and Sheffield Asset Management, L.L.C. (“SAM” and together with SPLP, SIPLP and SIPLTD, the “Reporting Persons”).  The members of SAM are Brian J. Feltzin and Craig C. Albert.

	(b)	Address of Principal Business Office or, if none, Residence 900 North Michigan Avenue, Suite 1100 Chicago, Illinois 60611
	(c)	Citizenship SPLP SIPLP SIPLTD SAM	Delaware Delaware Cayman Islands Delaware
	(d)	Title of Class of Securities Common Stock, $.40 par value per share
	(e)	CUSIP Number 125902106

Item 3.	Not Applicable
The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c).

Item 4.	Ownership
The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 5) of this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2008

Sheffield Partners, L.P.
By:	Sheffield Asset Management, L.L.C.
Its:	General Partner

	By:	/s/ Brian J. Feltzin
Brian J. Feltzin, Managing Member

Sheffield Institutional Partners, L.P.
By:	Sheffield Asset Management, L.L.C.
Its:	General Partner

	By:	/s/ Brian J. Feltzin
Brian J. Feltzin, Managing Member

Sheffield International Partners, Ltd.
By:	Sheffield Asset Management, L.L.C.
Its:	Investment Advisor

	By:	/s/ Brian J. Feltzin
Brian J. Feltzin, Managing Member

Sheffield Asset Management, L.L.C.

	By:	/s/ Brian J. Feltzin
Brian J. Feltzin, Managing Member